Exhibit 4

Narrator: Alex Spiro, Chairman of Special Committee, Imation Corp.

Introduction

Hello, I am Alex Spiro, Chairman of the Special Committee of Imation Corp. Imation is a New York Stock Exchange listed entity that has just gone through a successful restructuring and is now poised to deploy its significant excess cash to create shareholder value.

The board of directors of Imation was changed in a proxy contest last May, and I was appointed as a new independent director in September. Since then, we have accomplished a lot. We have finished a restructuring and repositioned the business for profitability. In December, we amended our cash investment policy to enhance the returns to our shareholders. And in February, we disclosed a plan to establish a registered investment adviser with the goal of managing third party capital. I would also like to emphasize our efforts to recalibrate compensation to align with shareholders. Our new Board took a 29% pay cut, and we eliminated all cash bonuses for named executive officers during this transition period.

Imation had underperformed throughout its history and was destined to fail prior to our intervention. We see a lot of similarities in the Arlington situation, and believe the skill sets and strategies employed at Imation can be used at Arlington to create shareholder value in a turnaround. The Arlington opportunity can be lucrative, and we want to part of it and invest in it.

We believe Arlington’s performance needs to be improved and can be improved. The Company trails its peers on all relevant stock price and financial performance metrics. For years, the company’s management and BOD have been getting compensated richly for essentially executing a strategy to own government backed bonds. In total, management and the board have netted over $41 million in compensation in the last five years. During the same period, the dividend adjusted stock price is down 15%. Obviously, this doesn’t add up. We are optimistic in our ability to diversify the portfolio to yield higher returns and to recalibrate the hedges to reduce the investment losses. Finally, we will amend the company-wide compensation practices with an owner’s eye to create an alignment of interests of both shareholders and management.

In the subsequent videos on this site, you will see our story of why changes are necessary and an introduction to our nominees and how they can help. I politely ask that you review our materials and those of the incumbent board, and that you apply logic and reason in to your voting decision.

However, a word of caution.

In an act of desperation, many companies will engage in questionable tactics like mudslinging behavior. They have already done so by misrepresenting the facts in a transaction between Imation and an investment manager of ours. Suffice to say, the deal was structured by me to be favorable to Imation and the result of a sound process.

Further to that, a few weeks ago, Imation offered a simple settlement to Arlington. Our chairman proposed that we would abandon the proxy contest if management recut its deal to mimic an external management contract that called for a zero management fee, and a 25% incentive fee. Ironically but intentionally, this was the very deal that Arlington criticized Imation for doing…. Our phones have not rung with a response, so I guess their fighting for the status quo is their chosen path, rather than aligning themselves with shareholders.

In another blatant sign of entrenchment, the Company has expended a lot of effort to restrict our access to the Company’s shareholder list. Can you imagine the number of high priced lawyers it takes to impede our access to you, our fellow shareholders?

Which is a good segue to a further word of caution. The incumbent Board and management team, who have created substantial wealth for themselves, are spending the Company’s money, that’s also known as you, theshareholders’ money, and this is an effort to just keep their seats. So, every time you get an overnight FedEx mailing from them, everytime you get an annoying phone call from their advisors as you are sitting down for dinner, you should note they are spending YOUR money to do this. In fact, they have budgeted an outrageous $2.4 mm.

On the other hand, every dollar we spend on our process is our capital at risk. Given that I am one of those responsible for this budget, I can assure you we are spending much less than that, over 60% less than what Arlington intends to spend. My dollars are being spent to improve the outcome for all shareholders. Given their track record, can you say the same for their $2.4 mm?

Finally, I won’t mince my words…We have a small position in the company today. There are too many risks in the business today – high leverage, an unsustainable dividend, and hedge positions that appear to be directional bets on rates that we frankly don’t agree with. We could not justify the risks under this current regime to our investment committee. I have heard the incumbent board’s criticism of our involvement – “We do not own a lot of stock.”

We don’t, but neither do the incumbents. In fact, they have been selling. Perhaps you should ask the existing board why they have sold almost $15 million of stock at prices above $25.00 a share.

In fact, management and the Chairman have not purchased one share of stock in the open market in the last five years. Now that the stock is below $13.00, where are their checkbooks?

In addition to our capital at risk that’s required to fight for change, we are ready to put our money where our mouth is. Upon a change in leadership and our group’s approval of the go-forward management structure and strategy, we will be willing to invest up to 15% of the outstanding stock at 1x book value in an effort to either a primary deal to improve the balance sheet or in a secondary deal to buy out shareholders. This represents a 34% premium today.

That is our commitment to you, our fellow shareholders.

In conclusion, I hope I have given you some things to think about. Thank you for watching this video, and I’d note that there is a lot more to see on this site. We believe a logical investor will see the merits of our case and vote the gold proxy.

Have a great day.

Narrator: Scott Arnold, Managing Director, Clinton Group

Arlington’s Underperformance

Hello. My name is Scott Arnold and I am a candidate for the Board of Directors of Arlington Asset Investment on the Imation Group slate of nominees.

I’d like to share with you our view of the company and how our slate of nominees will offer superior stewardship of Arlington, and by extension, your investment.

I will start with a review of Arlington’s recent performance. Arlington’s performance over the last 5 years has been nothing short of horrendous, both on an absolute and a relative basis.

Their dividend-adjusted performance was a negative 15.3% from March 31, 2011 to March 31, 2016. By comparison, their self-selected peer group as listed in their 2016 Proxy statement was up 40% over the same time frame. This is a relative underperformance of over 55%. To put it another way, a dollar invested in their peers 5 years ago is worth $1.40 now, while a dollar invested in Arlington is worth less than 85 cents.

Things are no better if you look at recent fundamental financial performance. We look at Return on Equity, or ROE, which we define as net income divided by the preceding year’s tangible book value. Arlington’s return on equity over 2015 was -12% while their peer group was up 6%. One way to look at this statistic is that Arlington was down twice as much as their competitors were up. Moreover, 2015 was not an anomaly. Arlington’s average annual ROE for the last five years is 1.8%. Their peers came in at 6.2%.

All in all, this is a sorry state of affairs, especially when you consider the amount of compensation that the directors and management of the company showered upon themselves while they were woefully underperforming. More on that in the other videos.

Narrator: Scott Arnold, Managing Director, Clinton Group

How We Look At Their Results

In the first video we examined Arlington’s performance, or lack thereof. Now, we would like to consider how they measure their performance vs. our methodology.

The company uses something they call “non-GAAP Core Operating Income” in their filings. They state in their 2015 10-K that, and I quote, “the company believes that these non-GAAP measurements assist investors in understanding the impact of these non-core items and non-cash expenses on our performance and provides additional clarity around our earnings capacity and trends.”

For those of you who are not accountants, GAAP stands for Generally Accepted Accounting Principles, which is the framework that governs how a company’s accountant produces its audited financials. While many companies use non-GAAP analysis it behooves an investor to know what those numbers really mean. In the case of Arlington, it appears to mean that they consider as non-core, information that I, for one, would consider essential in truly understanding my investment. Perhaps the most egregious example of this is that they back out “net realized and unrealized loss on trading MBS and Hedges”. Take a moment to consider the import of that phrase.

They consider losses on their portfolio and hedges as non-core. This adjustment, along with others, to the audited GAAP net income yields a curious result. In 2015 they reported on their audited financials a loss of ($3.02) per share yet somehow they report “Non-GAAP core operating income per diluted share” of $5.91. Indeed.

The company’s cumulative Non-GAAP core operating income from the beginning of 2010 is $442 million, and, as we see, this number does not include certain changes to the value of the Company’s investment portfolio and attendant hedges. One of the reasons understanding Non-GAAP core operating income is so important is that the Company uses this number to inform dividend payments - as they have stated in every 10-K since 2010. Since 2010, they have paid out $270 million in dividends.

We would consider earnings from core business operations, including realized and unrealized changes to their investment portfolio and attendant hedges, to be $129 million during the same period. We think it is important to consider the change in value of your portfolio and hedges because in a running a leveraged MBS strategy, as Arlington does, the amount of debt that you can employ to generate your revenues is dependent on your net asset value. And to ignore changes in the net asset value is imprudent.

We would view the payment of dividends of $270 million to be payment in excess of their true economic earnings and representative, in part, of a return of capital.

In considering the current valuation multiple of 0.8 times Price to Tangible Book Value, one can surmise that the market has priced the equity accordingly because the only way to achieve an adequate equity return, given the idiosyncratic risks of the Company, is to have the entry price be at a discount. Perhaps, one possible path that a new board should consider is the liquidation of the portfolio and hedges to monetize this valuation gap.

Clearly, these methods of analysis differ and each may have their own shortcomings and benefits. Yet, what is indisputable is that Arlington has underperformed both outright and vs. its peers.

Narrator: Scott Arnold, Managing Director, Clinton Group

Misaligned, Excessive Compensation

Welcome back. In the previous two videos, we looked at the destruction of value at Arlington Asset Investment. Although, if you read your brokerage statements you probably already have a pretty good understanding of that concept.

Now, I’d like to discuss management compensation. Arlington’s management believes in compensation. A lot of it. Since 2011 they have paid themselves $36.7 million – for an average of $7.4 million a year. The generosity was not limited, however, simply to the management team. The board earned almost $5 mm over that same period. How did the stockholders share you ask? Not quite as well. The five year total return was a negative (15%). Much of that compensation came in the form of cash bonuses, tied to a measure that the Company called “Adjusted Return on Equity”. I read from their 2014 Proxy - “Adjusted Return on Equity was selected because it measures both our profitability and our efficient use of Equity Capital.” That may be the case, but their Adjusted Return on Equity bears little relationship to the performance of either the stock or the tangible book value creation per share over that time period.

We prefer what we consider to be a much simpler approach. We simply look at the tangible book value creation, and the dividends paid. By doing this, we remove the vagaries of stock market pricing in assessing management’s performance. How we would do this calculation is pretty simple. We assume that an investor, on the last day of the year, buys a share of Arlington Asset Investment at the tangible book value. They collect their dividends. They reinvest their dividends, and on the last day of the year, they sell their entire position, and that current tangible book value per share. Simple, and straight forward. Not surprisingly, this yields a strikingly different result than the company’s numbers, and also not surprisingly, the numbers are lower. Perhaps, the most striking example of this is in 2015 where the company’s Adjusted Return on Equity” is a stated positive 17.9%. Yet, for that same period, the tangible book value was down 25%, and the stock price in performance was negative for the year. Just consider that. The company is using a substantially positive number, to determine their compensation, while the book value of your investment and the total return on your investment are negative over that same period.

Now all of this might be less painful, actually would be equally painful, but at least the pain would be distributed, if management and the board had invested their own money in the Company. However, since 2010 only one fiduciary has made an investment in the open market, totaling 15,000 shares. While at the same time, management and board sold 573,000 shares for proceeds in excess of $14 million.

The two questions facing you, as investors, are: 1) Am I getting my money’s worth? and 2) Are the management and board’s interests aligned with my own? In both cases, I would say the answer is a resounding no.

Narrator: Scott Arnold, Managing Director, Clinton Group

Introducing Our Nominees

Welcome back. I would like to take this opportunity to introduce you to the Imation Group slate of nominees. Our first candidate is Barry Kasoff, the founder and CEO of Realization Services, a consulting firm dedicated to restructuring operations. Barry is also a director of Imation Corp. He has extensive experience in operations management, is a successful real estate investor, and has audit experience. All of these qualifications, we believe, make Barry an excellent choice to be on the board of Arlington Asset Investment.

Another candidate on our slate is Brian Maillian. Brian is the CEO of Whitestone Global Partners and the Senior Managing Director of Bonwick Capital Partners, LLP. He is also the Chairman and CEO of Bonwick Whitestone Advisors, LLC, a minority owned, investment banking firm specializing in global capital markets, capital raising, and financial advisory services to the US government and its federal agencies. Brian has had a long and illustrious career in the mortgage backed arena. He developed the first private label, collateralized mortgage obligation, or CMO. He has tremendous skill in analyzing, structuring, hedging, and managing risk in mortgage backed securities. This skillset will stand Arlington in good stead as it navigates the rocky waters ahead.

Another candidate on the Imation Group’s slate of nominees is Raymond Mikulich. Ray is currently the managing partner of Ridgeline Capital Group and chairman of Altus Group Limited. Ray has had extensive success as a real estate investor and you will see more of him in his own video later.

Another nominee of the Imation Group slate is Donald Putnam. Don is the Founder and CEO of Grail Partners, a merchant bank specializing in the advisory and investment in companies in the asset management business. Donald was the founder of Putnam Lovell securities, where he served as the chairman, CEO, and head of investment banking. He is also on the board of Imation Corporation. He has extensive experience in asset management and in REITs. Donald would be a tremendous addition to this board.

Lastly, I am Scott Arnold and I am a candidate for the board of directors of Arlington Asset Investment on the Imation slate group of nominees. I am currently a Managing Director at the Clinton Group and a Senior Portfolio Manager specializing in asset backed securities and private equity. I have served on the board of Herald National Bank and was the Chairman of the Board of Urban Trust Bank. I have direct experience in mortgage backed securities investing and portfolio management.

Well, you’ve now seen the Imation Group slate of nominees for the board of directors of Arlington Asset Investment. We think our qualifications are clearly superior to those of the incumbent board, and we would ask you to strongly consider how we can help your company navigate the pitfalls ahead and maximize your investment.

Narrator: Scott Arnold, Managing Director, Clinton Group

Fellow Shareholder: A Call To Action

In prior videos we have looked at Arlington’s underperformance and the compensation that management garnered while doing so.

Now, we would like to look at the challenges facing the company today and whether or not the current board is up to the task of managing those challenges.

These are daunting times for hedged, leverage agency securities REIT. The absolute level of interest rates is very low. The yield curve is flat which means that the spread between where the company can borrow money and where it can reinvest that money is relatively narrow. And mortgages by their very nature require sophisticated analysis and hedging and those hedges can be costly to implement. Then there are the issues specific to Arlington.

Risks have gone up. The Leverage Ratio, as we define it total debt/tangible book value has more than doubled from 4.2 times to 9.6 times over approximately the last two years This is concerning in and of itself, but it is also concerning due to the fact that the peer group of Arlington has significantly lower increases in leverage over the same time period. What risks did their boards and management see that the board and management of Arlington may have been blind to?

Arlington also has an apparent lack of hedging sophistication. At the end of the third quarter of 2015, they reported a core, short in the 10-year sector of the yield curve, as opposed to spreading out their hedging vehicles similar to the sensitivities of the mortgage-backed security portfolio that they were managing. So far this has not gone their way, and may ultimately prove to be costly.

Is the dividend sustainable? Arlington’s current dividend yield is 19%. Historically, dividends do not remain that high, but tend to normalize over time, either through a rise in the stock price or a cut in the dividend. Notwithstanding management’s view on “Non-GAAP core operating income” a prudent investor needs to consider the ramifications of a dividend cut.

So which of the two board slates you are asked to choose from are best equipped to deal with the challenges ahead? The Arlington slate has no direct MBS investing experience outside of their management representatives. How can they reasonably be expected to supervise and guide Mr. Tonkel and his team through the pitfalls ahead? Contrast this with the Imation Group’s slate of nominees. Brian Maillian is an acknowledged leader in the MBS business. He created the first private label collateralized mortgage obligation, or CMO. He has served as an advisor to FHLMC and

FNMA. Ray Mikulich is a seasoned Real Estate investor, as well as asset management and private equity. Barry Kasoff has real estate investing experience, and a deep background in operations management. Don Putnam has extensive experience in asset management, investment banking and private equity. And yours truly, while at Salomon Brothers, managed a multi-billion dollar MBS agency portfolio, the exact same securities that Arlington invests in today, and I did it profitably. Not sure if I should even reveal this, but I actually traded the very first FNMA pool ever created.

I would encourage you to watch the video describing our slate of nominees and their qualifications for a better understanding of how we can most effectively steward your investment and Arlington Asset Investment.

You, as shareholders need to mobilize. The future of your company is in your hands. I would ask that read both proxies before you vote. There are two sides to every story and we believe that a reasoned, thoughtful approach will see the merits of our arguments.

Lastly—Vote the Gold Proxy.

Narrator: Raymond Mikulich, Chairman, HomeLPC

Meet Ray Mikulich

Hello everyone. My name is Ray Mikulich and I am one of the Candidates nominated by Imation for the Arlington Board. I’d like to tell you a little bit about myself. I’ve spent my entire career in the real estate finance and investment business. It spans about 40 years and it’s ranged anywhere from commercial and residential lending, to investment banking of real estate and hospitality companies, including REITs, and the latest chapter is in the global private equity business. I’ve built and run 4 real estate businesses at this point, some in asset management, others, operating companies. I’ve invested over $100 billion in real estate in all forms, anywhere from equity to even, senior mortgages. I’ve taken many REITs public; I’ve financed them; I’ve been involved in mergers and acquisitions. I was fortunate enough to be involved in the early days of the CMBS market, and the advent of the modern REIT era. I was involved in the groundbreaking, innovative transactions that created that marketplace.

I’m currently the Chairman of a public real estate technology company, and also serve on the Governance and the Compensation committees. I’ve been investing in public and private real estate, and real estate companies, for over 40 years. I’ve survived 5 or 6 cycles at this point, and I’ve been involved in all asset types. I’ve invested in all, different parts of the capital structure, from the most senior mortgage positions, down to common equity in public and private companies. I’m happy to say that my investors have always done quite well with me and made a profit.

I bring a unique combination of real estate and real estate investment experience to the Arlington Board. In particular, I point to my experience in finding new directions and resetting the strategy of sub-performing companies. Arlington’s strategy as overseen by this management has failed investors. An in-depth review of the strategy and its possible redirection are long overdue. I look forward to bringing my expertise and experience in the real estate and the real estate investment management business to the Arlington Board.

I thank you for watching this video, and I ask you for your support in our effort to get Arlington to a better place.

Narrator: Don Putnam, Managing Partner, Grail Partners

Meet Don Putnam

Hi, my name is Don Putnam and I am pleased to have this opportunity to introduce myself to you. I was born in New York City, and grew up on both coasts, and I’ve worked on both coasts, mostly in the financial services world for almost my entire career. I started a firm called Putnam Lovell, which was a leading advisor to money management firms. We completed more transactions in that space during the 20 years we were around than any other investment bank.

So, my background is very heavily influenced by an understanding of how it is that people’s money is managed by other people. And I got interested in that early on when my father told me that an ancestor of mine had created something called the Prudent Man Rule, which is a rule that even as a very young boy, I could get the concept that it meant that you put someone else’s needs ahead of yours, and I really liked that idea of putting their needs first. But as I got older and as I worked in the financial services world, it became clear to me that there are many more kind of complicated and nuanced aspects to that. For instance, if they come first, then you come second. For instance, if their needs are important, then you have to charge a fair tariff for what you do, for the services you provide, or the advice you give. Doesn’t mean it has to work out every time. After all, no one can control whether things come out the way they are intended too. But it does mean you have to always care and always think about “what am I doing and how it does influence and impact the outcomes that my client needs.”

Now, since leaving Putnam Lovell 10 years ago, I formed a firm called Grail Partners, and we invest other people’s money. And we invest that money in ways that are, in our way of thinking about it, creative, responsive, and responsible, and we charge conventional and kind of non-controversial tariffs for doing so. As I have gotten involved in financial services over the last 40 years, 35 years, the one thing that has struck me again and again is how many good people are involved in this business and they come from all kinds of backgrounds. The imaginary white-shirted Wall Street mogul isn’t what this industry is about. This industry is about literally millions of people who work every day in financial services, who do a great job. They pay attention to their clients, they pay attention to their work, they respect their coworkers, and they are fundamentally honest, and the industry encourages them to be that way because the industry is fundamentally a service industry for others.

So, when I see companies where the management has gone off the rails, or where the abuses of fiduciary duty are so blatant, or the tariff charged is so outrageous, it makes me want to do what little I can to sort of bring things back into balance. Bringing them back into balance for me means being a board member who asks the tough questions, addresses the hard issues, and brings reason and common sense back to the entire operation of the company.

When people fall from the strict standards of the fiduciary concept, they taint the reputations of all us who are in financial services, and they poison the waters for generations to come by implying that frankly, it is all about greed. I think that in this industry, in my experience, and I’ve met literally tens of thousands of the most and the least executives in this business, it’s about service and that’s what I hope it’ll be about when we are done reshaping this company back to the fundamental values that are appropriate for fiduciary activity. Thank you.

Narrator: Brian Maillian, Chairman & CEO. Whitestone Global Partners

Meet Brian Maillian

Hello, I’m Brian Maillian, Chairman and CEO of Whitestone Global Partners. I am honored to present my expertise and credentials for your consideration as a member of the slate of the new directors for Arlington Asset Investment Board of Directors. My decision for putting my name forward is to assist Arlington in improving its operations, investment strategy, profitability, and most importantly, to maximize shareholders’ value. So I am asking you for your vote of our slate in its entirety.

I have 40 years’ experience as a Wall Street Executive in the areas of mortgage finance, mortgage-backed securities, securitization, sales and trading, investment banking, and asset management. Moreover, I am a nationally recognized expert in the creative structuring and securitization of mortgages. During the past four decades, I was employed by some of the largest and most prestigious Wall Street firms, including Salomon Brothers, The First Boston Corporation, and Greenwich Capital Markets. In 1984, I joined the Mortgage Finance department of First Boston, and soon became an expert in this newly developing and rapidly growing mortgage-backed securities industry. That year, I brought to market the $500 million Citicorp Homeowners Collateralized Mortgage Obligation, or CMO, which was backed with whole loan residential mortgages that were guaranteed only by Citicorp’s credit rating. As the first ever private CMO securitization ever, Institution Investor Magazine recognized my deal as the” CMO Deal of the Year” in 1984. In 1993, 22 years ago, I founded Whitestone as a financial advisory firm to the U.S. Government, its agencies and Government Sponsored Enterprises, or GSEs. Whitestone provides financial advice on all aspects of asset sales, mortgage sales, securitizations, global capital markets, and creating innovative financial structures. My asset management expertise includes being the Co-founding Partner, Managing Partner, and Chairman of the Investment Committee of Olympius Capital, a hedge fund of funds company. I was Senior Vice President of Greenwich Asset Management also. As a senior executive, I have over three decades of experience in all aspects of global mortgage-backed securities. I have successfully built and managed large scale, sophisticated financial operations.

I believe my experience and track record will make me a valuable addition to Arlington’s board. I look forward to working with my fellow board members, Arlington’s senior management, and representing your interest on the board to help improve Arlington’s financial performance, and most importantly, to maximizing shareholders’ value. I am asking for your support and your vote of our slate in its entirety. Thank you very much for your time and your support.